UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-38876

ATIF HOLDINGS LIMITED

Room 2803,

Dachong Business Centre, Dachong 1st Road,

Nanshan District, Shenzhen, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ATIF Holdings Limited (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Friedman LLP (“Friedman”) effective March 3, 2021 and that the Company has appointed ZH CPA, LLC (the “Successor Auditors”) as successor auditor of the Company effective March 3, 2021 and for the fiscal year ended July 31, 2021.

In connection therewith, the Company provides that:

1. the dismissal of Friedman and the appointment of the Successor Auditors have been considered and approved by the Company's audit committee and board of directors;

2. The audit report of Friedman on the financial statements of the Company as of and for the years ended July 31, 2019 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except that the audit report on the financial statements of the Company for the year ended July 31, 2020 contained an uncertainty about the Company’s ability to continue as a going concern.

3. There were no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of Friedman’s engagement up to the date of dismissal which disagreements that, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A)-(D) of Form 20-F occurred within the two fiscal years of the Company ended July 31, 2019 and 2020 and subsequently up to the date of dismissal.

The Company provided Friedman with a copy of this Form 6-K and requested that Friedman provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of Friedman’s letter is furnished as Exhibit 99.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditors, neither the Company nor anyone on its behalf has consulted with the Successor Auditors on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending July 31, 2021 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 99.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on June 12, 2020 (Registration file numbers 333-239131), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATIF Holdings Limited

	By:	/s/ Pishan Chi
Pishan Chi Chief Executive Officer

Dated: March 4, 2021

EXHIBIT INDEX

Exhibit No.	Description of Document

99.1	Letter from Friedman LLP to Securities and Exchange Commission, dated March 4, 2021.

99.2	Press release dated March 4, 2021, Change of Auditors

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